Exhibit 99.1

Fortuna reports positive reconciliation of reserves for the fourth quarter 2019 at the Lindero Mine, Argentina

Vancouver, January 13, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report pre-production mining reconciliation results at the Lindero Mine located in the Province of Salta, Argentina. In the fourth quarter of 2019, an estimated 452,000 tonnes of mineralized material was stockpiled averaging 0.58 g/t Au containing 8,400 ounces of gold, representing 12 percent more gold ounces than was predicted in the reserve block model. The operation also benefitted from handling five percent less waste tonnes than expected.

Eric Chapman, Vice- President Technical Services, commented, “The encouraging maiden reconciliation results reflect a good correlation in gold grade between the mine and the reserve model.” Mr. Chapman continued, “In the first quarter of 2020, the mining rate is planned to increase as mining activities expose higher grade mineralized areas located in the southeast of the deposit for direct feeding to the crushing circuit.”

In September 2019, pre-production mining activities commenced at Lindero with blasting and the development of production platforms. A total of 452,000 tonnes of mineralized material and 929,000 tonnes of waste were mined in the fourth quarter of 2019.

The table below details material movements from the pit as estimated from the grade control model versus the Mineral Reserve block model for comparable volumes.

Location	Parameter	Grade Control Model[1,3]	Mineral Reserve Model[2,3]	Difference
Stockpile	Tonnes	452,000	397,000	13.9%
	Au (g/t)	0.58	0.59	-0.9%
	Au (oz)	8,400	7,500	12.0%
Waste Dump	Tonnes	929,000	974,000	-4.6%

Notes:

1.	Grade control model numbers are based on estimates from blast holes
2.	Mineral Reserve model numbers are based on the Mineral Reserve estimates as of March 31, 2019 (refer to Fortuna news release dated April 4, 2019). See also the Technical Report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” with an effective date of October 31, 2017 prepared by Eric Chapman, Edwin Gutierrez, Geoff Allard and Denys Parra Murrugarra. The updated Mineral Reserve estimate does not materially change the information presented in the Technical Report.
3.	Based on a cut-off grade of 0.26 g/t Au

The increase in mineralized tonnes and gold ounces mined is primarily due to variations in the geological boundary between the post-mineralized intrusive and the mineralized crowded porphyry diorite and mingled diorite porphyry units. The boundary variation is near surface and is not expected to extend at depth.

Quality Assurance & Quality Control

Grade control estimates are based on blast hole chip samples submitted to Lindero’s on-site laboratory for preparation and assaying for gold, using fire assay with an atomic absorption finish. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the submission of duplicate samples for verification of sampling and assay precision levels by an ISO 9001:2000 certified umpire laboratory. ALS Global Laboratory in Mendoza, Argentina prepared the samples for assaying and then forwarded the samples to ALS Global Laboratory in Lima, Peru for assay by standard fire assay methods.

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328). Mr. Chapman has reviewed and verified the reconciliation data disclosed in this news release and has approved the scientific and technical information contained in this news release.

About the Lindero gold Project, Argentina

In September 2017, the commencement of construction at Lindero was officially launched (see Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on current Mineral Reserves. Crushed ore will be placed on a leach pad with the pregnant solution pumped to SART and ADR plants prior to electrowinning and refining where gold will be poured to doré bars.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; production at the mines, including planned production at the Lindero Project in the first year of its commercial production; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at its properties will proceed as planned; delays in construction at the Lindero Project; delays in commissioning of the mine at Lindero; delays in the commencement of commercial production; changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities at its properties will proceed as planned; expectations regarding mine production costs; doré production guidance for the first year of commercial production is based on certain estimates and assumptions, including but not limited to: construction at the Lindero Project continues according to current time and cost scheduling, Mineral Resources and Mineral Reserves, geological formations, grade and continuity of deposits and metallurgical characteristics; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.